dELiA*s, Inc.

50 West 23rd Street

New York, New York 10010

(212) 590-6200

October 29, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mara L. Ransom
Assistant Director

Re:	Registration Statement on Form S-3 for dELiA*s, Inc. (File No. 333-191143)

Dear Ms. Ransom:

dELiA*s, Inc. (the “Company”) is enclosing herewith an acceleration request with respect to the above captioned registration statement. In connection with such request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

dELiA*s, Inc.

By:	/s/ David J. Dick
Name: David J. Dick
Title: Senior Vice President, Chief Financial Officer and Treasurer

cc:	Lisa Kohl, United States Securities and Exchange Commission
Dietrich King, United States Securities and Exchange Commission
Tracy Gardner, Chief Executive Officer
Ryan A. Schreiber, Senior Vice President, General Counsel and Secretary
William D. Freedman, Troutman Sanders, LLP

dELiA*s, Inc.

50 West 23rd Street

New York, New York 10010

(212) 590-6200

October 29, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mara L. Ransom
Assistant Director

Re:	Registration Statement on Form S-3 for dELiA*s, Inc. (File No. 333-191143)

Dear Ms. Ransom:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to October 31, 2013, at 10:00 a.m., New York time, or as soon as practicable thereafter. Please notify our outside counsel, William D. Freedman, Esq., by phone at (212) 704-6193, by fax at (212) 704-5935, or by email at william.freedman@troutmansanders.com of the date and time that the registration statement has been declared effective.

Very truly yours,

dELiA*s, Inc.

By:	/s/ David J. Dick
Name: David J. Dick
Title: Senior Vice President, Chief Financial Officer and Treasurer

cc:	Lisa Kohl, United States Securities and Exchange Commission
Dietrich King, United States Securities and Exchange Commission
Tracy Gardner, Chief Executive Officer
Ryan A. Schreiber, Senior Vice President, General Counsel and Secretary
William D. Freedman, Troutman Sanders, LLP